UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

Xinyuan Real Estate Co., Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

98417P105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Central Plains Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 11,398,784

6. SHARED VOTING POWER – 0

7. SOLE DISPOSITIVE POWER – 11,398,784

8. SHARED DISPOSITIVE POWER - 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -11,398,784

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.03%

12. TYPE OF REPORTING PERSON

CO

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jinghong Huo

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

China

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0

6. SHARED VOTING POWER – 11,398,784

7. SOLE DISPOSITIVE POWER – 0

8. SHARED DISPOSITIVE POWER - 11,398,784

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -11,398,784

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.03%

12. TYPE OF REPORTING PERSON

IN

ITEM 1 (a) NAME OF ISSUER: Xinyuan Real Estate Co., Ltd.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

27/F, China Central Place, Tower II.

79 Jianguo road, Chaoyang District, Beijing 100025

ITEM 2 (a) NAME OF PERSON FILING:

This statement is being filed by Central Plains Ltd. and Jinghong Huo (the “Reporting Persons” and each a “Reporting Person”).

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address of each of the Reporting Persons is as follows:

Central Plains Ltd.

ILS FIDUCIARY (BVI) LIMITED

Mill Mall, Suite 6, Wickhams Cay 1,

P.O.Box 3085

Road Town, Tortola, British Virgin Islands

Jinghong Huo

66 Tianming Road, Building #2, Unit #1

Jinshui District, Zhengzhou City, Henan Province, China

ITEM 2 (c) CITIZENSHIP:

See responses to Item 4 on each cover page.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2 (e) CUSIP NUMBER:

98417P105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS: See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE: See responses to item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE: See responses to item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: See responses to item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: See responses to item 8 on each cover page.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its or her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) January 26, 2024

Central Plains LTD

/s/ Jinghong Huo
Name:	JingHong Huo
Title:	Sole Member and Chief Executive Officer

/s/ Jinghong Huo

Exhibit Index

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act